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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                           DETROIT DIESEL CORPORATION

                           (Name of Subject Company)

                            ------------------------

                           DETROIT DIESEL CORPORATION
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                   250837101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              JOHN F. FARMER, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                           DETROIT DIESEL CORPORATION
                            13400 OUTER DRIVE, WEST
                          DETROIT, MICHIGAN 48239-4001
                           TELEPHONE: (313) 592-5000

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION.

    NAME AND ADDRESS.

    The name of the subject company is Detroit Diesel Corporation, a Delaware corporation ("Detroit Diesel"). The address of the principal executive offices of Detroit Diesel is 13400 Outer Drive, West, Detroit, Michigan 48239-4001, and its telephone number is (313) 592-5000.

    SECURITIES.

    The class of equity securities to which this Solicitation/Recommendation Statement (this "Statement") relates is the shares of Common Stock, par value $0.01 per share, of Detroit Diesel (the "Shares"). As of July 20, 2000, 23,120,291 Shares were issued and outstanding. An additional 1,203,375 Shares are subject to outstanding options and 102,560 Shares have been granted as deferred stock awards as of such date.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

    NAME AND ADDRESS.

    The name, business address and business telephone number of Detroit Diesel, which is the subject company and the person filing this Statement, are set forth in Item 1 above.

    TENDER OFFER.

    This Statement relates to the tender offer by Diesel Project
Development, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of DaimlerChrysler North America Holding Corporation, a Delaware corporation ("DCNA") and a wholly owned subsidiary of DaimlerChrysler AG, a German Aktiengesellschaft ("DaimlerChrysler AG"), to purchase all outstanding Shares at a purchase price of $23.00 per Share, net to the seller in cash (less any required withholding taxes), without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 31, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) herewith, respectively, and are incorporated herein by reference in their entirety. DDC Holdings, Inc., a subsidiary of Penske Corporation ("Penske") and a 48.6% shareholder of Detroit Diesel, has agreed to sell its shares to the Purchaser and to tender them pursuant to the Offer. The Offer is described in a Tender Offer Statement on Schedule TO dated July 31, 2000 (the "Schedule TO"), which was filed with the Securities and Exchange Commission on July 31, 2000.

    The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 20, 2000 (the "Merger Agreement"), among DCNA, the Purchaser and Detroit Diesel. Following the consummation of the Offer and the satisfaction or waiver of certain conditions described in the Offer to Purchase, the Purchaser will merge with and into Detroit Diesel (the "Merger"). Detroit Diesel will continue as the surviving corporation. In the Merger, each outstanding Share (other than Shares owned by Detroit Diesel, DCNA or the Purchaser or any of their respective subsidiaries or held by stockholders who perfect and do not withdraw or otherwise lose their appraisal rights under Delaware law) will be converted into the right to receive the merger consideration, which will be $23.00 per Share, net to the seller in cash (less any required withholding taxes), or any higher price paid per Share in the Offer (the "Offer Price"). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference in its entirety.

    The Schedule TO states that the principal executive offices of DCNA and the Purchaser are located at 1000 Chrysler Drive, Auburn Hills, Michigan 48326-2766, and the telephone number of each is (248) 512-6130.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    CONFLICTS OF INTEREST.

    AGREEMENTS WITH EXECUTIVE OFFICERS. Certain contracts, agreements, arrangements and understandings between Detroit Diesel and its executive officers, directors and affiliates are described in Detroit Diesel's Annual Meeting Proxy Statement dated March 24, 2000. Annexes B and C of Detroit Diesel's Proxy Statement are filed herewith as Exhibit (e)(2)(i) and are incorporated herein by reference. The information incorporated by reference is considered to be a part of this Statement, except for any information that is superseded by information included directly in this Statement.

    EXISTING AGREEMENTS WITH DCNA. Certain contracts, agreements, arrangements and understandings between Detroit Diesel and its affiliates and DCNA and its affiliates are described on page 9 of Detroit Diesel's Proxy Statement under the caption "Certain Stockholders" and are filed herewith as Exhibit (e)(2)(ii) and are incorporated by reference. The information incorporated by reference is considered to be a part of this Statement, except for any information that is superseded by information included directly in this Statement. In addition, the information set forth in Section 8 of the Offer to Purchase under the caption "Certain Information Concerning DCNA and the Purchaser" is incorporated herein by reference.

    PROPOSED EMPLOYMENT AGREEMENTS. On July 19, 2000, the Board of Directors authorized Detroit Diesel to enter into employment agreements with eleven of its executive officers, which, in consultation with DaimlerChrysler AG, Detroit Diesel has committed to execute promptly upon finalization of the agreement for each such executive officer. Generally, each employment agreement will provide for employment of the officer at his current salary and bonus level, subject to increase, for a period of two years. Each agreement may be terminated by Detroit Diesel with or without cause, as more specifically described in the employment agreement. If Detroit Diesel terminates an officer's employment agreement without cause, the officer will be entitled to receive his base salary and bonus, as in effect on the date of termination, together with benefits under Detroit Diesel's benefits plans, for a period expiring on the second anniversary of the date of the applicable employment agreement.

    AGREEMENTS BETWEEN PENSKE AND DCNA. DDC Holdings, Inc., ("DDC Holdings") which is an indirect wholly owned subsidiary of Penske Corporation ("Penske") and is Detroit Diesel's largest stockholder, has entered into a Stock Purchase Agreement with DCNA that, subject to the terms and conditions stated therein, requires DDC Holdings, among other things, to tender its Shares in the Offer.

    AGREEMENTS BETWEEN DETROIT DIESEL AND PENSKE. At the request of DaimlerChrysler AG and in order to facilitate the Merger, Detroit Diesel and Penske have entered into a Stock Put Option Agreement, effective following the Merger, pursuant to which Penske has granted Detroit Diesel an irrevocable put option to sell to Penske 51% of the outstanding capital stock of VM
Holdings, Inc. ("VM Holdings"). VM Holdings is a Detroit Diesel subsidiary that owns 100% of the outstanding equity interests in VM Motori S.p.A. and Detroit Diesel Motores do Brasil, Ltda. Also, DaimlerChrysler AG recognized the need for a Management Services Agreement. Accordingly, such an agreement was entered into by Penske and Detroit Diesel pursuant to which Penske will receive $5 million over three years for specified management services including, among other things, taxes, risk management, customer relations, executive service and development. Both the Stock Put Option Agreement and the Management Services Agreement only take effect if the Merger occurs.

    The provisions of the Stock Purchase Agreement, the Stock Put Option Agreement and the Management Services Agreement are described in detail in the Offer to Purchase under the captions "Introduction" and "The Merger Agreement; The Stock Purchase Agreement; The Stock Put Option Agreement and The Management Services Agreement", which information is incorporated herein by reference.

    Except as described or referred to in this Item 3, there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential material conflict of interest between Detroit Diesel or any affiliates of Detroit Diesel and either (i) Detroit Diesel, its executive officers, directors or affiliates or (ii) DCNA, the Purchaser or any of their respective officers, directors or affiliates.

    The Special Committee and the Board of Directors were aware of these actual and potential conflicts of interest, as well as the agreements described above, and considered them along with the other matters described below in Item 4, "The Solicitation or Recommendation--Reasons for the Recommendation."

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    RECOMMENDATION.

    RECOMMENDATION OF THE SPECIAL COMMITTEE. At a meeting held on July 19, 2000 the Special Committee unanimously (i) recommended that the Board of Directors find that the Merger Agreement, the Offer and the Merger are fair to and in the best interests of Detroit Diesel's stockholders and (ii) recommended that the form, terms and conditions of the Merger Agreement be approved by the Board of Directors and that the Board of Directors recommend to the stockholders of Detroit Diesel that they tender their shares pursuant to the Offer and adopt the Merger Agreement.

    RECOMMENDATION OF THE DETROIT DIESEL BOARD OF DIRECTORS. At a meeting held on July 19, 2000, after hearing the Special Committee's recommendation, the Detroit Diesel Board of Directors, by unanimous vote of those present, and based on, among other things, the recommendation of the Special Committee,
(i) determined that the Offer and the Merger are fair to and in the best interests of Detroit Diesel's stockholders, (ii) approved the form, terms and conditions of the Merger Agreement; and (iii) recommended that Detroit Diesel's stockholders tender their Shares in the Offer and adopt the Merger Agreement. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS OF DETROIT DIESEL TENDER THEIR SHARES IN THE OFFER.

    A letter to the stockholders of Detroit Diesel, a letter to brokers, dealers, commercial banks, trust companies and other nominees, a letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees communicating the Offer and the Detroit Diesel Board of Directors' recommendation, press releases announcing or describing the Offer and the Merger are filed herewith as Exhibits (a)(3), (a)(4), (a)(5), (a)(6), (a)(7) and
(a)(8), respectively, and are incorporated herein by reference.

    REASONS FOR THE RECOMMENDATION.

    In reaching the recommendation referred to in this Item 4, the Board of Directors took into account numerous factors, including but not limited to the following:

        1. The familiarity of the Board of Directors with the financial condition, results of operations, competitive position, business and prospects of the Detroit Diesel, as reflected in the Detroit Diesel's historical and projected financial information, current economic and market conditions and the nature of the industry in which it operates.

        2. The Board of Directors' view that consolidation is increasing within the heavy-duty truck, automotive and off-road industries, and its concern that Detroit Diesel's ability to continue to compete effectively in the engine business would be significantly affected if it did not align itself with a better-capitalized participant in these industries. Moreover, DaimlerChrysler AG constituted the best strategic partner for such an alliance, and therefore the highest value opportunity, since approximately 40% of Detroit Diesel's sales are to heavy-duty truck and automotive affiliates of DaimlerChrysler AG and Detroit Diesel is already aligned with a DaimlerChrysler AG affiliate in a worldwide joint engine program in the off-road market.

        3. The oral opinion (which was subsequently confirmed in writing) delivered by Morgan Stanley & Co. Incorporated to the Special Committee on July 19, 2000, to the effect that, based upon and subject to the assumptions and limitations described in the opinion, on the date of such opinion the consideration to be received by holders of shares of Detroit Diesel Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (other than Penske and DaimlerChrysler AG and their affiliates). The full text of the written opinion, which sets forth the assumptions made, the procedures followed, the matters considered and the limitations on the review undertaken by Morgan Stanley & Co. Incorporated, is attached as Annex I and is incorporated herein by reference. We urge you to read Morgan Stanley's opinion carefully and in its entirety.

        4. The reciprocal rights of first refusal held by Penske and the Purchaser that were granted under Section 5.07 of the 1993 Financing Agreement filed as exhibit (e)(3) hereto, which is incorporated herein by reference.

        5. The historical market prices of, and recent trading activity in, the Shares, particularly the fact that the Offer and the Merger will enable Detroit Diesel stockholders to quickly realize a premium of approximately 27% over the weighted average trading price of the Shares during the period from July 18, 1999 to July 18, 2000.

        6. The financial and other terms and conditions of the Merger Agreement, the Offer and the Merger, including (i) the provision permitting the Detroit Diesel Board of Directors to amend or withdraw its recommendation made above, if it determines that it is consistent with its fiduciary duties to do so, (ii) the provision permitting the Board of Directors to terminate the Merger Agreement if it withdraws or adversely modifies its recommendation referred to above, (iii) the provision which, while prohibiting Detroit Diesel, its subsidiaries, officers and directors from initiating, soliciting, encouraging or otherwise knowingly facilitating any acquisition proposal, permits the Board of Directors, in response to an unsolicited acquisition proposal that relates to a business combination or asset sale that the Board of Directors concludes in good faith (after consultation with Detroit Diesel's financial advisor) would, if consummated, provide greater aggregate value to Detroit Diesel's stockholders, participate in discussions or negotiations, or furnish information, to any person related to such acquisition proposal, and (iv) the amount of the termination fee and the circumstances under which it would become payable.

    The Detroit Diesel Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed their position and recommendation as being based on the totality of the information presented to and considered by it.

    INTENT TO TENDER.

    To the best knowledge of Detroit Diesel, after making reasonable inquiry, each of Detroit Diesel's executive officers, directors, affiliates and subsidiaries, other than individuals whose Shares are restricted shares and individuals who intend to make charitable contributions of Shares, currently intends to tender pursuant to the Offer or sell all Shares held of record or beneficially owned by them as of the date hereof. In addition, pursuant to the Stock Purchase Agreement, DDC Holdings, holder of 48.6% of the outstanding Shares has agreed to tender all of the Shares held by it or its affiliates in the Offer. See the information set forth in the Offer to Purchase under the caption "The Merger Agreement; The Stock Purchase Agreement; The Stock Put Option Agreement and the Management Services Agreement--The Stock Purchase Agreement", which is incorporated herein by reference.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    Pursuant to an engagement letter, the Special Committee of the Board of Directors engaged Morgan Stanley & Co. Incorporated as its financial advisor to assist the Special Committee in its analysis and consideration of the Merger Agreement, the Offer and the Merger and to render an opinion as to the fairness of the $23.00 per Share to be received by holders of Shares (other than Penske and
DaimlerChrysler AG and their affiliates) pursuant to the Merger Agreement.

    Pursuant to the terms of the engagement letter, Detroit Diesel paid Morgan Stanley & Co. Incorporated a fee of $1,500,000 following the delivery of its fairness opinion. Detroit Diesel has also agreed to reimburse Morgan Stanley & Co. Incorporated for its reasonable expenses and to indemnify Morgan Stanley & Co. Incorporated against certain liabilities, including liabilities under the U.S. federal securities laws.

    Neither Detroit Diesel nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of Detroit Diesel on its behalf with respect to the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    No transactions in the Shares during the past 60 days have been effected by Detroit Diesel or, to the best of Detroit Diesel's knowledge, by any executive officer, director, affiliate or subsidiary of Detroit Diesel.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as described or referred to in this Statement, no negotiation is being undertaken or engaged in by Detroit Diesel which relates to (i) a tender offer or other acquisition of the Shares by Detroit Diesel, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization, or liquidation, involving Detroit Diesel or any of its subsidiaries, (iii) a purchase, sale, or transfer of a material amount of assets by Detroit Diesel or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Detroit Diesel.

    Except as described or referred to in this Statement, there are no transactions, resolutions, agreements in principle, or signed contracts entered into in response to the Offer that would relate to one or more of the matters referred to in this Item 7.

ITEM 8.  ADDITIONAL INFORMATION.

    The information contained in the Offer to Purchase filed as Exhibit (a)(1) herewith is incorporated herein by reference. The Merger Agreement provides that promptly upon the purchase of and payment for Shares pursuant to the Offer, DCNA will be entitled to designate such additional number of directors, rounded up to the next whole number, on the Detroit Diesel Board of Directors that equals the product of (1) the total number of directors on the Detroit Diesel Board of Directors (giving effect to the directors designated by DCNA pursuant to the Merger Agreement) and (2) the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding. Detroit Diesel has agreed, upon request of the Purchaser, promptly to increase the size of the Detroit Diesel Board of Directors or exercise its best efforts to secure the resignations of such number of directors, or both, as is necessary to enable DCNA's designees to be so elected to the Detroit Diesel Board of Directors and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, to cause DCNA's designees to be so elected; PROVIDED, HOWEVER, that until the Effective Time there shall be at least two members of the Detroit Diesel Board of Directors who were members of the Special Committee. Information concerning DCNA's designees and other information required by Rule 14f-1 is set forth in Annex II hereto. The provisions of the Merger Agreement relating to these arrangements are described in the Offer to Purchase under the captions "Introduction" and "The Merger Agreement; The Stock Purchase Agreement; The Stock Put Option Agreement and The Management Services Agreement--The Merger Agreement--Directors" and are incorporated herein by reference.

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ITEM 9.  EXHIBITS.

EXHIBIT NO.                              DESCRIPTION
-----------                              -----------
(a)(1)           Offer to Purchase dated July 31, 2000.*+
(a)(2)           Letter of Transmittal.*+
(a)(3)           Letter from the Chairman of Detroit Diesel to Detroit
                 Diesel's Stockholders, dated July 31, 2000.+
(a)(4)           Letter from the Dealer Managers to Brokers, Dealers,
                 Commercial Banks, Trust Companies, and Nominees.*
(a)(5)           Letter to clients for use by Brokers, Dealers, Commercial
                 Banks, Trust Companies and Nominees.*
(a)(6)           Text of press release issued by DCNA and Purchaser, dated
                 July 20, 2000.*
(a)(7)           Text of press release issued by Detroit Diesel, dated
                 July 20, 2000.
(a)(8)           Text of press release issued by Detroit Diesel, dated
                 July 27, 2000.
(a)(9)           Opinion of Morgan Stanley & Co. Incorporated, dated
                 July 19, 2000 (included as Annex I hereto).+
(e)(1)           Agreement and Plan of Merger dated as of July 20, 2000,
                 among DCNA, the Purchaser and Detroit Diesel (incorporated by reference to Exhibit 2 to Detroit Diesel's Current Report on Form 8-K dated July 26, 2000).
(e)(2)(i)-(ii)   Annexes B and C and Page 9 of Detroit Diesel's Annual
                 Meeting Proxy Statement dated March 24, 2000 (incorporated by reference to the Schedule 14A of Detroit Diesel, filed on
                 March 24, 2000 (File No. 001-12394)).
(e)(3)           Financing Agreement by and between the Purchaser and Detroit
                 Diesel, dated April 30, 1993 (incorporated by reference to
                 Exhibit 10.5 to the registration statement on Form S-1 filed on July 30, 1993, as amended (file no. 33-66760)).

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*   Incorporated by reference to the Schedule TO filed by DCNA and the Purchaser on July 31, 2000.

+   Mailed to Detroit Diesel's stockholders.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          DETROIT DIESEL CORPORATION

                                          By:  /s/ Charle G. McClure
                                            ------------------------------------
                                            Name: Charles G. McClure
                                            Title: President and Chief Executive
                                             Officer

Dated: July 31, 2000

                                                                         ANNEX I

                                                      July 19, 2000

Special Committee of the Board of Directors
Detroit Diesel Corporation
13400 Outer Drive West
Detroit, Michigan 48239

Members of the Special Committee of the Board of Directors:

    We understand that Detroit Diesel Corporation (the "Company"), DaimlerChrysler North America Holding Corporation ("DCNA"), a company wholly owned by DaimlerChrysler AG ("DaimlerChrysler"), and Diesel Project
Development, Inc., a wholly owned subsidiary of DCNA ("Acquisition Sub"), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated July 17, 2000 (the "Merger Agreement") which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $.01 per share, of the Company (the "Common Stock") for $23.00 per share net to the seller in cash, and (ii) the subsequent merger (the "Merger") of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of DCNA and each outstanding share of Common Stock, other than shares held in treasury or by DCNA or any subsidiary of the Company or DCNA or as to which dissenters' rights have been perfected, will be converted into the right to receive $23.00 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

    We further understand that approximately 21% of the outstanding shares of the Common Stock is owned indirectly by DCNA and 49% is owned by DDC
Holdings, Inc., ("DDC"), a company indirectly held by Penske Corporation ("Penske"). Additionally, we understand that in connection with the Merger, DDC and DCNA propose to enter into a Stock Purchase Agreement, substantially in the form of the draft dated July 17, 2000, pursuant to which DDC will, among other things, tender its shares of the Common Stock to DCNA in the Tender Offer.

    You have asked for our opinion as to whether the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders (other than Penske and DaimlerChrysler and their affiliates).

    For purposes of the opinion set forth herein, we have:

    (i) reviewed certain publicly available financial statements and other information of the Company;

    (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

   (iii) reviewed certain financial projections prepared by the management of the Company;

    (iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

    (v) reviewed the reported prices and trading activity for the Common Stock;

    (vi) compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities;

   (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  (viii) reviewed the draft Merger Agreement and certain related documents; and

    (ix) performed such other analyses and considered such other factors as we have deemed appropriate.

    We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. In addition, we have assumed that the Tender Offer and Merger will be consummated in accordance with the terms set forth in the Merger Agreement. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

    In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Company or any of its assets, nor did we negotiate with any party.

    We have been retained to provide a fairness opinion to the Special Committee of the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for DaimlerChrysler and have received fees for the rendering of these services.

    It is understood that this letter is for the information of the Special Committee of the Board of Directors of the Company, except that this opinion may be included in its entirety in any filing made by the Company in respect of the transaction with the Securities and Exchange Commission. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the shareholders of the Company should tender their shares of Common Stock in connection with the Tender Offer or how they should vote at any shareholders' meeting held in connection with the Merger.

    Based upon and subject to foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders (other than Penske and DaimlerChrysler and their affiliates).

                                                       Very truly yours,
                                                       MORGAN STANLEY & CO. INCORPORATED

                                                       By:  /s/ PAUL R. AARON
                                                            -----------------------------------------
                                                            Paul R. Aaron
                                                            Principal

                                                                        ANNEX II

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
           SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
                                    GENERAL

    This Information Statement is being mailed on or about July 28, 2000, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Detroit Diesel Corporation, a Delaware corporation ("Detroit Diesel"), with respect to the tender offer by Diesel Project Development, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of DaimlerChrysler North America Holding Corporation, a Delaware corporation ("DCNA") and wholly owned subsidiary of DaimlerChrysler AG ("DaimlerChrysler"), to the holders of record of the issued and outstanding common stock, par value $0.01 per share, of Detroit Diesel (the "Shares"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. This Information Statement is being distributed in connection with the possible election of persons designated by DCNA to a majority of the seats on the Detroit Diesel Board of Directors (the "Detroit Diesel Board"). The tender offer is being made by the Purchaser for all of the outstanding Shares at a price of $23.00 per Share in cash, pursuant to the terms of the Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 20, 2000, by and among Detroit Diesel, DCNA and the Purchaser, and upon the terms set forth in the Offer to Purchase and Letter of Transmittal, copies of which have been mailed to Detroit Diesel's stockholders by the Purchaser. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, following the purchase of Shares pursuant to Offer, at the effective time of the Merger, the Purchaser will be merged with and into Detroit Diesel, and Detroit Diesel will be the surviving corporation.

    The Merger Agreement provides that promptly upon the purchase of and payment for Shares by the Purchaser or any of its affiliates pursuant to the Offer, DCNA shall be entitled to designate such additional number of directors, rounded up to the next whole number, on the Detroit Diesel Board that equals the product of
(1) the total number of directors on the Detroit Diesel Board (giving effect to the directors designated by DCNA pursuant to the Merger Agreement) and (2) the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding. In furtherance thereof, Detroit Diesel will, upon the request of the Purchaser, promptly increase the size of the Detroit Diesel Board or exercise its best efforts to secure the resignations of such number of directors, or both, as is necessary to enable DCNA's designees to be so elected to the Detroit Diesel Board, provided, however, that until the effective time of the Merger there shall be at least two members of the Detroit Diesel Board who were members of the Special Committee.

    This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

    The Offer commenced on July 31, 2000 and is scheduled to expire on August 25, 2000, at which time, if all conditions to the Offer have been satisfied or waived and certain other circumstances do not exist, the Purchaser will purchase all of the Shares validly tendered pursuant to the Offer and not withdrawn.

    The information contained in this Information Statement concerning Purchaser, DCNA and the Designees (as defined below) has been furnished to Detroit Diesel by DCNA, and Detroit Diesel assumes no responsibility for the accuracy or completeness of any such information.

    At the close of business on July 20, 2000, there were 23,120,291 Shares issued and outstanding. An additional 1,203,375 Shares are subject to outstanding options and 102,560 Shares have been granted as deferred stock awards as of such date. There were approximately 2,400 stockholders. Based on the latest information provided to Detroit Diesel, Penske Corporation beneficially owns approximately 48.6% of Detroit Diesel's outstanding common stock, and the Purchaser beneficially owns approximately 21.4%.

                     DESIGNEES TO THE DETROIT DIESEL BOARD

    DCNA has informed Detroit Diesel that it currently intends to choose the additional designees (the "DCNA Designees") it has the right to designate to the Detroit Diesel Board pursuant to the Merger Agreement from among the executive officers of the Purchaser and DCNA listed below. Eckhard Cordes and Dieter E. Zetsche presently serve as members of the Detroit Diesel Board and will retain their Board positions. Each of the following individuals has consented to serve as a director of Detroit Diesel if appointed or elected. None of the DCNA Designees currently is a director of, or holds any positions with, Detroit Diesel. DCNA has advised Detroit Diesel that, to the best of DCNA's knowledge, except as set forth below, none of the DCNA Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Detroit Diesel, nor has any such person been involved in any transaction with Detroit Diesel or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between DCNA or its affiliates and Detroit Diesel that have been described in this Information Statement or the
Schedule 14D-9.

    The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as DCNA Designees are set forth below. Unless otherwise indicated, each such individual has held his or her present position as set forth below for the past five years and each occupation refers to employment with DaimlerChrysler AG.

                     DESIGNEES TO THE DETROIT DIESEL BOARD

                                                           PRINCIPAL OCCUPATION
NAME                            AGE                       AND OTHER INFORMATION
----                          --------                    ---------------------
Arne Anderson...............  57         Mr. Anderson has been a Director, Mergers & Acquisitions
DaimlerChrysler AG                       at DaimlerChrysler AG since April 1996. Prior to that he
Mercedesstrasse 137                      was a member of the legal department of AEG AG.
HPC: F601
D-70327 Stuttgart
Germany

Jurgen Benner...............  41         Mr. Benner has been a Director, Strategic Planning
DaimlerChrysler AG                       Commercial Vehicles Division at DaimlerChrysler AG since
Mercedesstrasse 137                      January 1999. Prior to that he was in the Strategic
HPC: F300                                Planning and Controlling Business Units Overseas.
D-70546 Stuttgart
Germany

Joachim Drees...............  35         Mr. Drees has been a Senior Manager, Mergers &
DaimlerChrysler AG                       Acquisitions at DaimlerChrysler AG since April 1996.
Mercedesstrasse 137                      Prior to that Mr. Drees was a Senior Consultant at
HPC: F601                                Baumgartner & Partner.
D-70327 Stuttgart
Germany

Dr. Albert Kirchmann........  43         Dr. Kirchmann is a Director, Controlling, Business
DaimlerChrysler AG                       Planning and Finance of the Powertrain Business Unit of
Mercedesstrasse 137                      DaimlerChrysler AG. Prior to that position, he had
HPC: B304                                positions in Strategy and Planning, Mercedes Benz Spain,
D-70567 Stuttgart                        Corporate Strategy, Mercedes Benz AG, and Controlling
Germany                                  Finance Powertrain Business Unit of DaimlerChrysler AG.

                                                           PRINCIPAL OCCUPATION
NAME                            AGE                       AND OTHER INFORMATION
----                          --------                    ---------------------
Dr. Edgar Krokel............  47         Dr. Krokel has been a Vice President, Mergers &
DaimlerChrysler AG                       Acquisitions at DaimlerChrysler AG since January 1997.
Epplestrasse 225                         Prior to that he had a position in the financial
HPC: 0216                                department of DaimlerBenz AG.
D-70567 Stuttgart
Germany

Gunter Moll.................  45         Mr. Moll has been a Senior Manager, Mergers &
DaimlerChrysler AG                       Acquisitions at DaimlerChrysler AG since April 1996.
Mercedesstrasse 137                      Prior to that he had a position in the legal department
HPC: F601                                of AEG AG.
D-70327 Stuttgart
Germany

Werner Speckner.............  55         Mr. Speckner has been a Vice President, Member of the
MTU Motoren-und Turbinen-                Management Board and Chief Financial Officer of MTU
Union                                    Motoren-und Turbinen-Union since April 1994.
Friedrichshafen GmbH
D-88040 Friedrichshafen
Germany

Wendelin Wolbert............  46         Mr. Wolbert has been a Vice President, Strategy,
DaimlerChrysler AG                       Corporate Controlling and Strategic
Mercedesstrasse 137                      Marketing/Multi-Brand Management--Commercial Vehicles at
HPC: F300                                DaimlerChrysler AG since June 1997. Prior to that Mr.
D-70546 Stuttgart                        Wolbert was the head of the Central Business
Germany                                  Administration and Controlling Function of the German
                                         Sales Organization.

    It is expected that the first of the DCNA Designees to assume office would assume office at any time following the purchase by the Purchaser of a number of Shares in an amount equal to or greater than the number of Shares necessary to satisfy the Minimum Condition, which purchase cannot be earlier than August 25, 2000, and that, upon assuming office, the DCNA Designees will thereafter constitute at least a majority of the entire Detroit Diesel Board. This step will be accomplished at a meeting or by written consent of the Detroit Diesel Board provided that the size of the Detroit Diesel Board will be increased or sufficient numbers of current directors will resign, or both, such that, immediately following such action, the number of vacancies to be filled by the DCNA Designees, together with the Board positions held by Messrs. Cordes and Zetsche, will constitute at least a majority of the available positions on the Detroit Diesel Board or such greater percentage as may be required pursuant to the terms of the Merger Agreement. It is currently not known which, if any, of the current directors of Detroit Diesel will resign.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

                                                           PRINCIPAL OCCUPATION
NAME                            AGE                       AND OTHER INFORMATION
----                          --------                    ---------------------
Eckhard Cordes..............  49         Mr. Cordes has been a director of Detroit Diesel since
                                         March 1997, and his current term as a Class III director
                                         expires in 2002. Mr. Cordes is a Member of the
                                         DaimlerChrysler Board of Management, responsible for
                                         Corporate Development and Information Technology. Before
                                         that, he was a Senior Vice President, Corporate
                                         Development of DaimlerBenz AG from 1995 to 1996.

                                                           PRINCIPAL OCCUPATION
NAME                            AGE                       AND OTHER INFORMATION
----                          --------                    ---------------------
John E. Doddridge...........  59         Mr. Doddridge has been a director of Detroit Diesel
                                         since January 1994, and his current term as a Class II
                                         director expires in 2001. Mr. Doddridge is the Chairman
                                         and Chief Executive Officer of Intermet Corp., a
                                         publicly-traded metal casting company.
Richard M. Donnelly.........  57         Mr. Donnelly has been a director of Detroit Diesel since
                                         1999, and his current term as a Class III director
                                         expires in 2002. Mr. Donnelly is the President of
                                         Donnelly Associates, which focuses on strategies for
                                         manufacturing, restructuring and globalization. Before
                                         that, he was Vice President and Group Executive for
                                         Manufacturing & Quality for International Operations at
                                         General Motors Corporation from 1998 to 1999 and
                                         President, General Motors Europe from 1994 to 1998.
                                         Mr. Donnelly is also a member of the Board of Directors
                                         of Brown & Sharpe Manufacturing Company.
William E. Hoglund..........  65         Mr. Hoglund has been a director of Detroit Diesel since
                                         1990, and his current term as a Class III director
                                         expires in 2002. Mr. Hoglund retired as Executive Vice
                                         President of General Motors Corporate Affairs and Staff
                                         Support Group in 1994. Mr. Hoglund is also a member of
                                         the Boards of Directors of Capital Automotive REIT and
                                         Mead Corporation, as well as the Sloan Foundation.
Gary G. Jacobs..............  59         Mr. Jacobs has been a director of Detroit Diesel since
                                         January 1994, and his current term as a Class I director
                                         expires in 2000. He is the President and Chief Executive
                                         Officer of Laredo National Bancshares, Inc. (a bank
                                         holding company) and Chairman, President and Chief
                                         Executive Officer of The Laredo National Bank.
Ludvik F. Koci..............  64         Mr. Koci has been a director of Detroit Diesel since its
                                         organization in 1987, and his current term as a Class II
                                         director expires in 2001. Mr. Koci has been Vice
                                         Chairman of Detroit Diesel since November 1997. Before
                                         that, he had been President and Chief Operating Officer
                                         of Detroit Diesel from 1989 to 1997 and Executive Vice
                                         president from Detroit Diesel's organization in 1987 to
                                         1989. Prior to Detroit Diesel's commencement of
                                         operations in January 1988, Mr. Koci had been employed
                                         by General Motors since 1954. Mr. Koci is also a member
                                         of the Board of Directors of Wabash National
                                         Corporation, Focus Hope and a number of charitable and
                                         religious organizations.
Charles G. McClure..........  46         Mr. McClure is President and Chief Executive Officer of
                                         Detroit Diesel. He has been a director since 1997, and
                                         his current term as a Class II director expires in 2001.
                                         Before joining Detroit Diesel in 1997, Mr. McClure had
                                         been President, and previously Vice President and
                                         General Manager, of The America Division of Johnson
                                         Controls, Inc. from 1995 to 1997. Mr. McClure is also a
                                         director of Williams Controls, Inc.

                                                           PRINCIPAL OCCUPATION
NAME                            AGE                       AND OTHER INFORMATION
----                          --------                    ---------------------
Roger S. Penske.............  63         Mr. Penske has been Chairman and a director of Detroit
                                         Diesel since its organization in 1987, and his current
                                         term as a Class III director expires in 2002. Mr. Penske
                                         is also Chairman of the Board and Chief Executive
                                         Officer of Penske Corporation. Penske Corporation is a
                                         privately-owned diversified transportation services
                                         company which (among other things) holds, through its
                                         subsidiaries, interests in a number of businesses,
                                         including Penske Truck Leasing Co., L.P., United Auto
                                         Group, Inc., International Speedway Corporation, and
                                         Diesel Technology Company. Mr. Penske is also a member
                                         of the Boards of Directors of General Electric Company,
                                         United Auto Group, Inc., International Speedway
                                         Corporation and Delphi Automotive Systems Corporation.
Joseph F. Welch.............  65         Mr. Welch has been a director of Detroit Diesel since
                                         January 1994, and his current term as a Class I director
                                         expires in 2000. He is the Chairman and Chief Executive
                                         Officer of The Bachman Company, a producer of snack
                                         foods.

R. Jamison Williams, Jr.....  58         Mr. Williams has been a director of Detroit Diesel since
                                         1988, and his current term as a Class I director expires
                                         in 2000. He is a Senior Partner in the law firm of
                                         Williams, Williams, Ruby & Plunkett, P.C., in
                                         Birmingham, Michigan. Mr. Williams beneficially owns
                                         approximately 30% of the outstanding common stock of
                                         Clarke Detroit Diesel-Allison, Inc., an authorized
                                         Detroit Diesel distributor which in 1999 purchased from
                                         Detroit Diesel approximately $31 million of products and
                                         received from Detroit Diesel approximately $6 million
                                         for the performance of warranty services.

Dieter E. Zetsche...........  47         Mr. Zetsche has been a director of Detroit Diesel since
                                         January 2000, and his term as a Class II director
                                         expires in 2001. Mr. Zetsche is a member of
                                         DaimlerChrysler's Board of Management, responsible for
                                         its Commercial Vehicles Division. Before that, he was a
                                         member of DaimlerChrysler's Board of Management,
                                         responsible for its Sales Division from 1998 to 1999; a
                                         member of the Board of Management of Daimler-Benz AG,
                                         responsible for its Sales Division from 1997 to 1998;
                                         and a member of the Board of Management of Mercedes-Benz
                                         AG, responsible for its Sales Division from 1995 to
                                         1997. Mr. Zetsche is also a member of the Supervisory
                                         Boards of debis AG, Deutsche BP, Hamburg and DEKRA,
                                         Stuttgart.

                  CURRENT BOARD OF DIRECTORS OF DETROIT DIESEL

GENERAL

    The Detroit Diesel Board has established the Audit Committee of Detroit Diesel Board (the "Audit Committee") and the Compensation Committee of Detroit Diesel Board (the "Compensation Committee"). The Detroit Diesel Board does not have a nominating committee; that function is performed by the entire Detroit Diesel Board. The Audit Committee, which is comprised of Gary G. Jacobs, Chairman, Joseph F. Welch and R. Jamison Williams, Jr., is responsible for recommending to the Detroit Diesel

Board the appointment of independent auditors, reviewing the activities and the reports of Detroit Diesel's independent auditors, and reporting the results of its review to the Board. The Audit Committee also periodically reviews the activities of Detroit Diesel's internal audit staff and the adequacy of Detroit Diesel's internal controls. The Compensation Committee, which is comprised of John E. Doddridge, Chairman, Eckhard Cordes, Richard M. Donnelly and William E. Hoglund, is responsible for recommending to the Board the remuneration arrangements for senior management and directors, recommending to the Board compensation plans in which officers or directors are eligible to participate and granting awards under Detroit Diesel's stock incentive plan.

    During 1999, the Detroit Diesel Board held five meetings. The Detroit Diesel Board also took certain actions by unanimous written consent in lieu of a meeting twice. The Audit Committee met three times and the Compensation Committee met two times. Mr. Cordes missed four Board meetings and two Compensation Committee meetings.

DIRECTOR COMPENSATION

    Directors who are not employees of Detroit Diesel or DaimlerChrysler receive directors' fees of $50,000 per year, plus $1,000 per day of attendance at committee or other meetings relating to company business (other than for a day on which there is a board meeting). These directors may elect to defer their compensation under Detroit Diesel's Deferred Compensation Plan for Directors, a non-qualified benefits plan for non-employee directors, into a cash account or a unit account. Amounts deferred into a unit account are allocated based on the price of Detroit Diesel's common stock at the time of deferral, and the value of this account is directly related to the performance of Detroit Diesel's common stock. In addition, Detroit Diesel reimburses its directors for expenses, including travel, they incur in connection with attending meetings.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    In 1999, A. Gordon Clark, Senior Vice President-Sales, filed a statement of beneficial ownership on Form 4 with the Securities and Exchange Commission late.

                         CERTAIN BUSINESS RELATIONSHIPS

PURCHASER AND ITS AFFILIATES

    In 1999, Detroit Diesel and its affiliates had business relationships with Purchaser and its affiliates, including DaimlerChrysler, MTU Motoren- und Turbinen-Union Friedrichshafen GmbH ("MTU"), and Freightliner Corporation.

    Under Detroit Diesel's financing agreement with Purchaser, DDC
Holdings, Inc. (a subsidiary of Penske Corporation) has agreed to vote for the election to Detroit Diesel's Board of a number of nominees designated by Purchaser in proportion to Purchaser's percentage interest in the total number of outstanding shares of Detroit Diesel's stock. One Purchaser nominee will also be a member of the Detroit Diesel Board's Compensation Committee. Purchaser has agreed to vote its shares of Detroit Diesel's stock for DDC Holdings' nominees, consistent with Purchaser's rights to Detroit Diesel Board representation.

    Eckhard Cordes and Dieter E. Zetsche are the nominees of Diesel Project Development serving on the Detroit Diesel Board pursuant to this voting agreement. Mr. Cordes is a member of the Detroit Diesel Board's Compensation Committee. Under the financing agreement, Purchaser's consent is required on significant business matters, including Detroit Diesel's business plan, certain debt and equity issuances, acquisitions and major investments, and transactions with affiliates.

    Detroit Diesel paid DaimlerChrysler and its affiliates $5.8 million in 1999 for service parts pursuant to a North American distribution agreement for parts and service for certain Mercedes-Benz industrial diesel engines and other miscellaneous items. In 1999, Detroit Diesel sold approximately $163.8 million of engines and related parts to DaimlerChrysler and approximately
$790.8 million to Freightliner.

    In 1999, Detroit Diesel paid MTU $39.6 million for engine blocks for the Series 149 engine, parts for the DDC/MTU Series 2000 engines and MTU/DDC
Series 4000 engines, engines and service parts pursuant to an agreement for MTU products and services in North America, and other miscellaneous items, and received from MTU approximately $2.4 million as reimbursement for warranty services on MTU engines. Detroit Diesel will pay MTU approximately $9.7 million over the next several years related to the allocation of costs incurred under license agreements for the DDC/MTU Series 2000 engines and MTU/DDC Series 4000 engines.

PENSKE CORPORATION AND ITS AFFILIATES

    Detroit Diesel and its affiliates had business relationships with Penske Corporation and its affiliates, including Diesel Technology Company, in 1999. Detroit Diesel paid $105.4 million to Diesel Technology for products. Detroit Diesel also paid approximately $21.9 million in 1999 to Penske Corporation and its affiliates for logistics services, vehicle lease charges, sales incentives, office rent, charges associated with the use of aircraft, the use and acquisition of demonstration products, and for various miscellaneous services. Detroit Diesel rendered miscellaneous services to Penske Corporation and its affiliates for which it was paid approximately $48,000 in 1999.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table contains stockholding information for Detroit Diesel's directors and executive officers.

                                                                                               SHARES OF
                                                                                             COMMON STOCK
                                                                                 TERM     BENEFICIALLY OWNED
                                                      POSITIONS WITH              TO      -------------------
NAME                                AGE                  COMPANY                EXPIRE     NUMBER    PERCENT
----                              --------   --------------------------------  --------   --------   --------
DIRECTORS

Eckhard Cordes..................     49      Director                            2002           0        *

John E. Doddridge...............     59      Director                            2001      10,133        *

Richard M. Donnelly.............     57      Director                            2002       1,974        *

William E. Hoglund..............     65      Director                            2002      10,943        *

Gary G. Jacobs..................     59      Director                            2003       3,800        *

Ludvik F. Koci..................     64      Vice Chairman and Director          2001     165,143        *

Charles G. McClure..............     46      President, Chief Executive          2001      28,610        *
                                             Officer and Director

Roger S. Penske.................     63      Chairman and Director               2002     128,000        *

Joseph F. Welch.................     65      Director                            2003      10,410        *

R. Jamison Williams, Jr.........     58      Director                            2003       8,100        *

Dieter E. Zetsche...............     47      Director                            2001           0        *

OTHER EXECUTIVE OFFICERS

Robert R. Allran                     56      Executive Vice President-             --      56,324        *
                                             Engineering and Operations

Calvin C. Sharp                      48      Senior Vice President-                --      12,946        *
                                             Administration

ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (18 PERSONS).................             547,645        2%

--------------------------

*   Under 1%.

    The amount shown in this table for Mr. Penske includes 3,000 shares owned by Mr. Penske as custodian for three of his children, but does not include shares for which Mr. Penske disclaims beneficial ownership: 11,240,000 shares owned by DDC Holdings and 1,000 shares owned by his wife. The amounts shown for Mr. Cordes and Mr. Zetsche do not include 4,935,461 shares of common stock owned by Purchaser for which each disclaims beneficial ownership.

    For the executive officers, the amounts shown in the table include shares that they have the right to acquire upon exercising options on or before September 30, 2000, as follows: Mr. Penske--97,500 shares; Mr. Koci--97,500 shares; Mr. McClure--22,500 shares; Mr. Allran--22,500 shares; and Mr. Sharp--7,750 shares. The executive officers, as a group, have the right to acquire 309,125 shares of the common stock upon exercising options on or before September 30, 2000.

    The amounts shown for Messrs. Koci and Allran also include deferred stock awards (Mr. Koci--41,024 shares and Mr. Allran--20,512 shares). The deferred stock awards are vested and will be issued to a person 90 days after termination of his employment. Until issued, these persons have no voting or disposition rights on their deferred stock.

    The amounts shown for Messrs. Doddridge, Donnelly, Hoglund and Welch include the common stock equivalent of director compensation deferred by each of them pursuant to Detroit Diesel's Deferred Compensation Plan for Directors.

                             EXECUTIVE COMPENSATION

    The following table provides compensation information for the 1999, 1998 and 1997 fiscal years for Detroit Diesel's chief executive officer and the four most highly compensated executive officers other than the chief executive officer, and for a former executive officer.

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG-TERM
                                                                                   COMPENSATION
                                                            ANNUAL                    AWARDS
                                                         COMPENSATION              ------------
                                              ----------------------------------    SECURITIES
                                                                    OTHER ANNUAL    UNDERLYING     ALL OTHER
       NAME AND PRINCIPAL           FISCAL     SALARY     BONUS     COMPENSATION     OPTIONS      COMPENSATION
            POSITION                 YEAR       ($)        ($)          ($)            (#)            ($)
---------------------------------  --------   --------   --------   ------------   ------------   ------------
Roger S. Penske..................    1999     $475,000   $780,000            0             0               0
Chairman                             1998     $450,000   $633,000            0        15,000               0
                                     1997     $450,000   $455,000            0        20,000               0

Ludvik F. Koci...................    1999     $460,000   $585,000      $ 1,200             0         $10,400
Vice Chairman                        1998     $435,000   $474,750      $   800        15,000         $10,400
                                     1997     $425,000   $341,000      $19,259        20,000         $10,400

Charles G. McClure...............    1999     $445,000   $585,000      $ 1,200             0         $10,400
President and Chief                  1998     $425,000   $395,620      $95,600        15,000         $10,400
Executive Officer                    1997     $145,208   $325,000            0        20,000               0

Robert R. Allran.................    1999     $282,617   $248,000      $ 1,200             0         $10,400
Executive Vice                       1998     $260,700   $210,000      $   800         6,000         $10,400
President--Engineering               1997     $234,888   $167,000      $59,620         6,000         $10,400
and Operations

Calvin C. Sharp..................    1999     $218,000   $248,000      $ 1,200             0         $10,400
Senior Vice President--              1998     $190,000   $210,000      $   800         5,000         $10,400
Administration                       1997     $178,502   $ 82,000            0         5,000         $10,400

Timothy D. Leuliette.............    1999     $465,000   $585,000            0             0               0
Former Vice Chairman                 1998     $440,000   $474,750            0        15,000               0
                                     1997     $425,000   $341,000            0        70,000               0

    The compensation described in this table does not include medical, group life insurance or other benefits that are available generally to all of Detroit Diesel's salaried employees. It also does not include certain perquisites and other personal benefits, securities or property received by these executive officers, not material in amount.

    The "Salary" column includes salary reduction elections made under Detroit Diesel's 401(k) plan for salaried employees and its flexible benefits plan. The "Other Annual Compensation" column includes for 1998, profit sharing; for 1998 for Mr. McClure, a special incentive payment; and for 1997 for Messrs. Koci and Allran, reimbursements for taxes associated with the vesting of restricted stock. The "All Other Compensation" column includes Detroit Diesel's matching contributions under Detroit Diesel's 401(k) plan.

                        OPTION VALUES AT FISCAL YEAR END

    The following table shows the number of shares covered by both exercisable and non-exercisable stock options held by Messrs. Penske, Koci, McClure, Allran and Sharp as of December 31, 1999. This table also shows the value on that date of their "in-the-money" options, which is the positive spread, if any, between the exercise price of existing stock options and $19.19 per share (the closing market price of the common stock on December 31, 1999). No options were exercised in 1999 by any of these persons.

                                                       NUMBER OF SECURITIES      VALUE OF UNEXERCISED IN-
                                                      UNDERLYING UNEXERCISED       THE-MONEY OPTIONS AT
                                                    OPTIONS AT FISCAL YEAR-END        FISCAL YEAR-END
                                                    --------------------------   -------------------------
                                                               (#)                          ($)
NAME                                                EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
----                                                --------------------------   -------------------------
Roger S. Penske...................................          88,750/21,250             $21,880/$21,880
Ludvik F. Koci....................................          88,750/21,250             $21,880/$21,880
Charles G. McClure................................          13,750/21,250                       $0/$0
Robert R. Allran..................................           19,500/7,500               $6,564/$6,564
Calvin C. Sharp...................................            5,250/6,250               $2,735/$2,735

EMPLOYEE BENEFIT PLAN

    Detroit Diesel maintains the Detroit Diesel Corporation Employees' Pension Plan (the "Salaried Plan"), under which salaried employees of Detroit Diesel are eligible to participate on the first of the month following 30 days of employment. The Salaried Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and is a defined benefit plan of the type known as a "cash balance plan." Each payroll period during the plan year, Detroit Diesel credits to a participant's hypothetical account an amount equal to 6.25% of the participant's annual base salary; the participant's account is increased annually at an indexed rate of interest, based on the rate of return for one-year U.S. Treasury Bills. Upon retirement, a participant may elect to receive the value of his account in a lump sum or in the form of an annuity. A minimum benefit is payable under the Salaried Plan equal to 1.31% of the participant's highest five year average annual compensation during the participant's last ten years of employment times his years of service, plus 0.32% of average annual compensation in excess of two times his "covered compensation" (based on Social Security wages), times his years of service (up to a maximum of 35 years). The compensation covered by the Salaried Plan is a participant's base pay during a calendar year. A participant's compensation covered under the Salaried Plan is generally the same as that shown in the "salary" column of the Summary Compensation Table. However, pursuant to
Section 401(a)(17) of the Code, the amount of compensation that can be considered in computing benefits under the Salaried Plan was $160,000 for each of 1998 and 1999 and will be $170,000 for 2000, and, under current law, will be raised in $10,000 increments in succeeding years by annual cost-of-living adjustments determined by the U.S. Secretary of the Treasury. In addition, Detroit Diesel has implemented the Detroit Diesel Supplemental Executive Retirement Plan (the "SER Plan"), an unfunded, nonqualified benefit plan for executive officers designated by the Compensation Committee. Participants under this plan are entitled to a benefit that, when aggregated with the amount that they receive under the Salaried Plan, would cause them to receive an amount equal to the amount they would have received under the Salaried Plan without applying the IRS compensation and maximum benefit limits. Participants who formerly worked for General Motors will also receive a benefit based on General Motors service and the formula in the General Motors Pension Plan as in effect on December 31, 1987, and the participant's average annual compensation at the time of retirement or termination of employment.

    The estimated annual benefits payable upon retirement, including the amount of the benefit based on any General Motors service (based on an expected retirement age of 65, straight life form of payments and deductions for social security) and benefits under the SER Plan, are for Mr. Koci--$270,048, Mr. McClure--$315,644, Mr. Allran--$219,601, and Mr. Sharp--$139,511. Credited
years of service under the Salaried Plan as of December 31, 1999, are for Mr. Koci--45 years, Mr. McClure--2 years, Mr. Allran--34 years, and
Mr. Sharp--26 years.

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    Participants become 100% vested upon completion of five or more years of service, or upon the attainment of age 65 or death while in the employ of Detroit Diesel. Mr. McClure will not become vested until 2002.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee of the Detroit Diesel Board, which is composed entirely of non-employee directors, oversees Detroit Diesel's programs for compensating executive officers and other key management employees and approves the salaries and other incentive awards to senior executives.

OBJECTIVES

    Detroit Diesel has developed a comprehensive compensation program designed to attract, reward and retain key management employees and to motivate them to achieve individual and corporate performance goals. Detroit Diesel believes that a substantial portion of total compensation should be linked to specific, measurable financial results that are intended to create shareholder value. In keeping with this philosophy, in 1999 the committee approved revisions to the executive bonus incentive programs to increase the focus on bottom-line profitability and, in addition, the implementation of a long-term incentive component for certain senior executives. These new initiative are expected to further align management's interest with shareholders' interest and long-term shareholder value.

PROGRAM COMPONENTS

    The primary components of Detroit Diesel's executive compensation program are base salary, cash bonuses and stock incentives. Executives also participate in benefit plans available to all salaried employees.

    In 1999, base salaries for senior executive officers reflected their level of responsibility and experience, taking into account, among other things, the individual's initiative, contributions to Detroit Diesel's overall performance, managerial ability and handling of special projects. These same factors are applied by management's Executive Committee, consisting of the Chairman, Vice Chairman and President, with the assistance of other senior executive officers and the personnel administration department, to establish base salaries for other key management employees. Base salaries for senior executives and key management employees generally are reviewed every 18 months for possible adjustment, but are not necessarily changed that often. The committee also relies on industry comparisons to ensure that the base salaries, benefits and other perquisites provided to senior executive officers remain competitive in keeping with the objectives of attracting and retaining talented and able leaders.

    The committee established cash bonuses for the Chairman, Vice Chairman and President based upon a specified percentage of pre-tax earnings. For other key management employees, the committee approved a collective bonus pool of 5% of Detroit Diesel's earnings before interest and taxes. Early in 1999, each key management employee was allocated a target bonus based upon the projected bonus pool and subject to adjustment for the following performance measures: overall corporate profitability; performance of the product line or functional area to which the employee is assigned; and employee-specific performance goals and challenges subjectively evaluated by upper management. An employee could receive up to 115% of the target bonus if Detroit Diesel profitability exceeded the projected corporate profitability established by the business plan, but no bonuses would be paid under this bonus plan unless te company achieved at least 50% of projected corporate profitability. Senior management recommended to the Committee bonuses under this plan for 1999, which the Committee reviewed and approved without objection or change.

    At the 1999 annual meeting, shareholders approved the Detroit Diesel Corporation 1998 Stock Incentive Plan, submitted following the exhaustion of all stock incentives available under the 1993 Stock Incentive Plan. The stated purpose of both stock incentive plans is to provide financial incentives to

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selected key management employees of Detroit Diesel and its subsidiaries to promote long-term growth and financial success of that group by (i) attracting and retaining employees of outstanding ability, (ii) strengthening that group's capability to develop, maintain and direct a competent management team,
(iii) providing an effective means for that group to acquire an ownership interest in the company, (iv) motivating key employees to achieve long-range performance goals and objectives, and (v) providing incentive compensation competitive with other similar companies. The Compensation Committee administers the stock incentive plans and makes grants under the plans, except that the full board of directors makes grants to senior executive officers who are also directors. All grants under the stock incentive plans are approved by a majority of the members of the committee or the board of directors, as the case may be, who are "Non-Employee Directors" as that term is used in Rule 16b-3 of the Securities Exchange Act of 1934. Awards under the stock incentive plans can consist of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, unrestricted stock awards and deferred stock awards.

    Grants under the 1993 Stock Incentive Plan were made in 1993, 1995, 1996, 1997 and 1998. No awards were made under the plans in 1999.

    At various times in the past, Detroit Diesel has adopted certain broad-based employee benefit plans in which the senior executive officers and other key management employees have been permitted to participate, including the salaried employees' pension plan, the salaried employees' 401(k) savings plan with certain matching company contributions, and the life, health and disability benefit plans available to all salaried employees. Detroit Diesel also provides to certain executives a Supplemental Executive Retirement Plan designed to restore certain pension benefits lost due to federal limitations on distributions. This plan is an unfunded, nonqualified plan for a limited number of key senior executives designated by the committee. Key management employees also receive a company provided automobile for business and personal use and dome senior executives are eligible for certain other perquisites. Other than with respect to common stock held as an investment option under the 401(k) savings plan. benefits under these plans are not directly or indirectly tied to company performance.

CHIEF EXECUTIVE OFFICER COMPENSATION

    In October 1999, the Board conferred the responsibilities attributable to the function of chief executive officer of Detroit Diesel to Charles G. McClure, President. Roger S. Penske remains Chairman of the Board. The Committee approved the 1999 bonus plan for the Chairman, Vice Chairman and President based upon a specified percentage of Detroit Diesel's 1999 pre-tax earnings and increased
Mr. McClure's percentage commensurate with his new responsibilities.
Mr. Penske, who was Chief Executive Officer until October 1999, received a bonus of $585,000, both of which reflect the implementation of the Committees's approved plan.

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